Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-191787

FIVE OAKS INVESTMENT CORP.
8.75% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
December 18, 2013

Issuer	Five Oaks Investment Corp.

Securities offered	8.75% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)

Shares offered	800,000 shares

Underwriters’ option	120,000 shares

Trade date	December 18, 2013

Settlement and delivery date	December 23, 2013 (T + 3)

Liquidation preference	$25.00 per share

Maturity	Perpetual

Public offering price	$25.00 per share

Aggregate liquidation preference	$20,000,000 (assuming the underwriters’ option to purchase additional shares is not exercised)

Underwriting discount	$1.25 per share; $1,000,000 total (assuming the underwriters’ option to purchase additional shares is not exercised)

Net proceeds to the Issuer, before expenses	$23.75 per share; $19,000,000 total (assuming the underwriters’ option to purchase additional shares is not exercised)

Dividend rate

Cumulative cash dividends accruing: (1) from and including the date of original issuance to, but not including, December 27, 2018, at an initial annual rate of 8.75% per annum, based on the $25.00 per share liquidation preference (equivalent to $2.1875 per annum per share during that period); and (2) from and including, December 27, 2018 and thereafter, at an annual rate equal to the sum of (a) Three-Month LIBOR (as defined below) as calculated on each applicable date of determination and (b) 7.151%, based on the $25.00 per share liquidation preference per annum; provided that such rate shall not be less than the initial rate in clause (1) at any determination date.

The term “Three-Month LIBOR” means, on any date of determination, the rate (expressed as a percentage per year) for deposits in U.S. dollars for a three-month period as appears on Bloomberg, L.P. page US0003M, as set by the British Bankers Association at 11:00 a.m. (London time) on such date of determination.

Dividend step-up

If the Issuer does not pay dividends in full on the Series A Preferred Stock on any six dividend payment dates (whether consecutive or not), then the per annum dividend rate will increase by an additional 2.00% per $25.00 stated liquidation preference, or $0.50 per annum, per share of Series A Preferred Stock on and after the day following such sixth monthly dividend payment date.

The dividend rate will reset to the original dividend rate set at issuance before any such increases had occurred once we have paid all accrued and unpaid dividends on the shares (including the additional rate) and we have paid all dividends due on the shares for the six most recently ended monthly dividend payment dates (including the additional rate).

Additional Preferred Stock Issuance Covenant

The Issuer may not issue any shares of authorized preferred stock, including additional shares of Series A Preferred Stock, which would rank pari passu with or senior to the Series A Preferred Stock with respect to rights to the payment of dividends or the distribution of assets upon our liquidation, if on a pro forma basis at the time of issuance the aggregate liquidation preference of the outstanding shares of Series A Preferred Stock (including any accrued but unpaid dividends) when added to the aggregate liquidation preference of the outstanding shares of all such preferred stock that ranks pari passu with or senior to the Series A Preferred Stock with respect to rights to the payment of dividends or the distribution of assets upon liquidation and the aggregate liquidation preference of the shares of preferred stock to be issued would exceed 25.0% of the Issuer’s total stockholders’ equity as determined in accordance with GAAP, and after giving pro forma effect to the proposed issuance of preferred stock, as of the end of the most recent fiscal quarter for which financial statements are available.

Dividend payment date

The 27th day of each month (provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend). The first dividend will be payable on January 27, 2014 (long first dividend) in the amount of $0.2066 per share and will be paid to the persons who are the holders of the Series A Preferred Stock at the close of business on the corresponding record date.

Dividend record date	The 15th day of each month; the first dividend record date will be January 15, 2014

Optional redemption date	On or after December 23, 2018

Conversion rights	Share Cap: 5.2743

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 4,219,440 shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable), or 4,852,356 shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) if the underwriters’ option to purchase additional shares of Series A Preferred Stock is exercised in full

Proposed NYSE listing symbol	OAKS-PrA

CUSIP	33830W 205

ISIN	US33830W2052

Joint Book-Running Managers	Keefe, Bruyette & Woods, Inc.
Ladenburg Thalmann & Co. Inc.

Co-Managers	Mitsubishi UFJ Securities (USA), Inc.
BTIG LLC
Maxim Group LLC
MLV & Co. LLC

The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Keefe, Bruyette & Woods, Inc. by calling (800) 966-1559 or Ladenburg Thalmann & Co. Inc. by calling (800) 573- 2541.

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